September 26, 2006


Via Facsimile at (212) 378-2332 and U.S. Mail

John Schuster, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

      RE:	Energy Partners, LTD
		Schedule 14D-9, as amended
      	Filed September 14, 2006
      	File no. 5-60717

Dear Mr. Schuster:

We have the following comments on the filings listed above.
Schedule 14D-9 filed September 14, 2006

1. We note the attached opinions of financial advisors. Notwithstanding the absence of a specific item requirement in the
Schedule 14D-9 compelling disclosure under Item 1015 of Regulation
M-
A, advise us what consideration was given to attaching any written analyses or presentation materials used by your advisors in issuing their opinion to the board and summarizing those presentations in your disclosure. Refer to Item 1011(b) of Regulation M-A.

Reasons for Rejection, page 8

2. The disclosure indicates that the board, in determining whether or not to recommend the offer, considered a list of factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise throughout this section to clarify the enumerated factors are in fact reasons, not simply factors, in support of the board`s decision to not recommend the offer to security holders. In addition, please revise to clarify you are discussing all material reasons.

3. Please expand the first bullet point to explain in greater detail why in the board`s opinion the company on a stand alone basis or on a combined basis offers greater value.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the
Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the Company responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

As appropriate, please revise your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3345.

							Very truly yours,


							Michael Pressman
							Special Counsel
							Office of Mergers &
Acquisitions

September 26, 2006
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE